Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Entourage Mining Closes Flow-Through Private Placement

Vancouver British Columbia, May 26, 2006, Entourage Mining Ltd. (the “Company) (OTCBB: ETGMF) announces that the Company has closed a flow through private placement of 340,000 units at $0.25 USD for total proceeds of $93,585.00 CDN ($85,000 USD) (each unit consisting of one common share and one half share purchase warrant wherein the holder, by offering two half purchase warrants, may purchase an additional share at $0.30 USD for two-years). Both the common shares and the share purchase warrants comprising the units are flow-through.

The proceeds of the private placement will be used to further exploration on the Company’s Doran uranium prospect situated in Costebelle Township, Quebec. There is no finder’s fee payable for this private placement.

On behalf of the Board

Gregory Kennedy
President.

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com